Exhibit 17.1

December 7, 2023

NexGel, Inc.

2150 Cabot Boulevard West

Suite B

Langhorne, Pennsylvania 19067

RE:	Resignation from NexGel, Inc.

Dear Board of Directors:

Effective as of December 31, 2023, I hereby resign as a member of the Board of Directors (the “Board”) of NexGel, Inc. (the “Company”), including as a member of any and all committees of the Board of Director on which I serve.

I am leaving my position on the Board to pursue other business ventures but am grateful for the opportunity to serve and for the great achievements and accomplishments the Company and its team has delivered for its stockholders and look forward to staying in touch as a supportive stockholder and the Company’s continued success.

My resignation is not a result of any disagreement with the Company or any of its subsidiaries on any matters related to their operation, policies or practices.

Sincerely,

/s/ David Stefansky

David Stefansky